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                               June 29, 2023

       Yifei Hou
       Chief Executive Officer
       XCHG Ltd
       Grevenweg 24, 20537
       Hamburg, Germany

                                                        Re: XCHG Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 2,
2023
                                                            CIK No. 0001979887

       Dear Yifei Hou:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 2, 2023

       Cover Page

   1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a subsidiary or other entity. For example, disclose, if true, that your
subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated
for accounting purposes but is not an entity in which you own equity, and that the
holding company does not conduct operations. Disclose clearly the entity (including the
domicile) in which investors are purchasing an interest.
 Yifei Hou
FirstName
XCHG LtdLastNameYifei Hou
Comapany
June       NameXCHG Ltd
     29, 2023
June 29,
Page  2 2023 Page 2
FirstName LastName
2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
Prospectus Summary, page 1

3. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
5.       We note your disclosure on page 27 regarding the HFCAA and
Consolidated
         Appropriations Act. Please disclose, in the prospectus summary, that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the
         PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
Prospectus Summary
Corporate History and Structure
 Yifei Hou
FirstName
XCHG LtdLastNameYifei Hou
Comapany
June       NameXCHG Ltd
     29, 2023
June 29,
Page  3 2023 Page 3
FirstName LastName
Restructuring, page 3

6. We note through your disclosure here and elsewhere that you are currently undertaking a
         Restructuring. Please address the following with respect to your Restructuring plan:
             Provide us with a summary of the respective ownership structures of XCHG Limited,
             Xcharge HK Limited, and X-Charge Technology prior to the Restructuring.
             Explain to us in greater detail the steps that will be taken to effect the Restructuring, including, but not limited to, a discussion of the warrants issued to certain existing preferred equity owners of X-Charge Technology, as discussed on page F-32, as part of the Restructuring and the exercise price thereon.
             We note your disclosure that you will adjust your share capital and issue new preferred shares to the existing equityholders or their affiliates such that the shareholding structure of your company at the Cayman Islands level would be substantially the same as the current equity ownership structure of X-Charge
             Technology. Provide us with a breakdown of all redeemable and non-redeemable shares before and after the Restructuring, and clarify how the adjustment to your share capital and the issuance of new preferred shares will be substantially the same as the current equity ownership structure of X-Charge Technology. Revise your filing, where applicable, how you intend to account for the restructuring
             transaction and how the transaction will be or has been reflected in your financial statements. As part of your response to us, cite the accounting literature you relied upon in reaching your accounting conclusions.
Prospectus Summary
Summary of Risk Factors, page 3

7. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 12
 Yifei Hou
FirstName
XCHG LtdLastNameYifei Hou
Comapany
June       NameXCHG Ltd
     29, 2023
June 29,
Page  4 2023 Page 4
FirstName LastName
8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. We note your disclosure on page 89 regarding regulations relating to cybersecurity and data security. In light of recent events indicating greater oversight by the Cyberspace
         Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Risk Factors
We rely on a limited number of suppliers and OEMs..., page 15

10. We note your disclosure that you rely on a limited number of suppliers and OEMs. To the extent you have material contracts with such suppliers and OEMs, please revise in an appropriate section, to include a description of the material terms and file the agreements as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.
Risk Factors
We are dependent on a limited number of significant customers..., page 16

11. We note your business is dependent on a limited number of customers and that for the year ended December 31, 2022, approximately 63% of your revenue came from one customer. To the extent you have a material contract with such customer, please revise in an appropriate place, to include a description of the material terms and file the agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.
Risk Factors
We face risks related to health pandemics..., page 18

12. We note your risk factor that your supply chain may be impacted by the COVID-19 pandemic. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 52

13. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain
 Yifei Hou
FirstName
XCHG LtdLastNameYifei Hou
Comapany
June       NameXCHG Ltd
     29, 2023
June 29,
Page  5 2023 Page 5
FirstName LastName
         whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash flows and working capital, page 59

14. We note $5.1 million of your cash and cash equivalents are denominated in Renminbi and located in the PRC, and $2.7 million of cash and cash equivalents denominated in Euros are also located in the PRC as of December 31, 2022. We further note your disclosure in
         Risk Factors on page 28 noting there may be restrictions to convert Renminbi into another currency or to make capital expenditure payments outside China in a currency other than
         Renminbi. Please revise your disclosure in Liquidity and Capital Resources to describe any restrictions that may impact the ability to transfer cash within your corporate structure. Discuss the nature of restrictions if any, on the net assets of your subsidiaries, amount of those net assets, and the potential impact on your liquidity.
Material cash requirements , page 61

15. We note your disclosure on page 51 that you plan to construct your manufacturing plant in the United States, which is expected to be ready for manufacture operation in 2024. Please tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity and capital resources. Refer to Item 303(b)(1) of Regulation
         S-K.
Business
Overview, page 72

16. Please expand your disclosure to elaborate on the nature of your customer relationships and partnerships. To the extent these customer relationships and partnerships are material, provide the material terms related to such agreements, including the duration of the underlying agreements and the respective rights and obligations of the parties. and file these agreements exhibits to your registration statement.
Business
Manufacturing, page 82

17. We note you are primarily responsible for the procurement of hardware components.
         Please revise your business section to provide a discussion of the sources and availability of raw materials. Refer to Item 4.B.4 of Form 20-F.
Related Party Transactions, page 105

18. Please revise to elaborate on the nature of the transactions described in this section. Please also disclose the amounts due to or due from the related parties as of latest practicable date. Refer to Item 7.B of Form 20-F.
 Yifei Hou
FirstName
XCHG LtdLastNameYifei Hou
Comapany
June       NameXCHG Ltd
     29, 2023
June 29,
Page  6 2023 Page 6
FirstName LastName
Jury Trial Waiver, page 124

19. We note the deposit agreement contains a jury trial waiver provision. Please revise your disclosure in the prospectus to address the following:
             Please state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder.
             Highlight the material risks related to this provision, including the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
             Clarify whether the provision applies to purchasers in secondary transactions.
Notes to the Consolidated Financial Statements
15. Related Party Balance and Transactions, page F-30

20. We note you disclose that Beijing X-Charge Technology Co., Ltd. and its subsidiaries
         ("the Group") own 15% of Beijing Zhichong New Energy Technology Co., Ltd. Please
         disclose how the ownership is accounted for in the Group's financial statements, if material.
General

21. We note your reference to a report by IEA. Please include the full name of the source.
         Also, ensure you include the names and dates of the report of each of the third party sources you cite.
22. We note your disclosure on page 70 regarding the Russia Ukraine conflict. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of
         Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
         2022.
23. Please provide us supplemental copies of all written communications, as defined in Rule
         405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
         Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       You may contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.
 Yifei Hou
XCHG Ltd
June 29, 2023
Page 7


FirstName LastNameYifei Hou   Sincerely,
Comapany NameXCHG Ltd
                              Division of Corporation Finance
June 29, 2023 Page 7          Office of Manufacturing
FirstName LastName